UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT Logistics Italy renews and broadens partnership with Scarpe&Scarpe, 29 May 2006

Max Bahr moves forward with TNT Logistics, 30 May 2006

29 May 2006

TNT Logistics Italy renews and broadens partnership with Scarpe&Scarpe

TNT will manage distribution logistics for the customer's 95 sales outlets in Italy

TNT TNT Logistics Italy and Scarpe&Scarpe have signed an agreement to renew and extend their partnership.

Under the contract, which is worth over 4 million euros, TNT Logistics will manage a range of logistics activities at its specialised hub in Scarmagno (Turin), including product receipt and quality control, goods storage and handling, and order preparation and distribution to the customer's 95 sales outlets throughout Italy, seven of which are new stores that opened in 2005.

Overall, 12,000 m2 of warehouse space will be dedicated to the customer at the Scarmagno hub, where over 7,500,000 items will be handled each year.

TNT Logistics Italy will also provide the customer with added-value services by collecting returns from the customer's stores and processing them, which could entail, for example, up-dating product prices.

"We are extremely proud of the fact that Scarpe&Scarpe have reconfirmed the faith that they put in our organisation two years ago," commented Andrea Rocco, General Manager of TNT Logistics Italy's Consumer Division, "as confirmation of our skill as logistics operator and the professionalism of our people and organisation. In turn, TNT Logistics will continue to ac-tively support the growth of our customer's business, providing highly flexible solutions, designed to meet our customer's specific needs."

TNT Logistics Italy has been managing Scarpe&Scarpe's logistics business since 2004.

30 May 2006

Max Bahr moves forward with TNT Logistics

German do-it-yourself retailer Max Bahr has once again chosen global provider and leader in integrated supply chain solutions TNT Logistics to manage its central warehouse for home improvement products. The contract renewal to the end of 2008 confirms the close partnership between the two companies, a partnership that started more than ten years ago.

The central finished-goods warehouse in Hamburg-Waltershof covers 29,000 m² of storage space, requiring the management of merchandise destined for about eighty DIY stores throughout Germany. Services provided by TNT Logistics include import activities, starting right from container handling and customs clearance, and continue via receiving and handling of inbound goods right through to merchandise warehousing and storage, returns management and integrating cross-docking activities.

To handle the different ordering processes for the individual markets a special replenishment system was developed and implemented. Using sales histories and various forecasting systems that take aspects like seasonal developments and trends into consideration, orders are placed automatically via an interface between the Max Bahr inventory control system and TNT Logistics' warehouse management system. The direct-to-customer transport network guarantees fast delivery to every Max Bahr store. "Thanks to a number of reorganisation measures, flexibility, quality and speed have and will continue to improve and we have created real cost reduction potential," says Erik Lassen, Director Warehouse Operation, TNT Logistics CEE.

Another main reason behind the decision to renew the contract with TNT Logistics was the flexibility of the logistics service provider. Highly customer-specific requirements, like handling wall-to-wall carpeting supplied on four or five-metre-long rolls or the remnants and ends-of-rolls, are reliably taken care of right in the warehouse. "We especially appreciate TNT's flexibility and its extreme willingness to co-operate, qualities that are essential for the efficient management of the entire supply chain," says Frank Sommer, Manager of Merchandise Planning/Logistics for Max Bahr Holzhandlung GmbH & Co. KG.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 30 May 2006